EXHIBIT “2.3”

Minco Gold Corporation

   (Formerly Minco Mining & Metals Corporation)

Management’s Discussion and Analysis

For the Period Ended December 31, 2006

This management’s discussion and analysis (“MD&A”), dated March 20, 2007 should be read in conjunction with the accompanying audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006 and the audited consolidated financial statements and notes for the year ended December 31, 2005. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the Company’s annual information form (AIF), is available on SEDAR and may be accessed at www.sedar.com.

Company Overview

Minco Gold Corporation (formerly “Minco Mining & Metals Corporation) (“Minco Gold”, referred to with its subsidiaries as the “Company”) was incorporated under the laws of British Columbia, Canada and is engaged in the acquisition and exploration of mineral resource properties in the People’s Republic of China. Through joint ventures with various Chinese governmental entities and alliances with mining enterprises in China, the Company is working to build a strong portfolio of commercially viable projects in China.

The Company is in the exploration stage and has no operating revenue. Since the signing of its first co-operation agreement in China in 1996, the Company has been active in Chinese mineral exploration and property evaluation and plans to build a portfolio of precious and base metals properties in China. The Company has conducted exploration work on properties located in Sichuan, Xinjiang, Hebei, Hunan, Inner Mongolia, and Gansu provinces of China, and investigated or evaluated many Chinese mineral properties.

China has large mineral deposits and, as a result, there has been a steady growth in the number of foreign mining companies doing business in China.

The Company’s corporate structure consists of:

•

Wholly-owned subsidiaries - Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”), Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”), and its interests in the Gold Bull Mountain and Longnan projects, incorporated in the People’s Republic of China; Minco Base Metals Corporation (“Minco Base Metals”), incorporated in British Columbia; and Triple Eight Mineral Corporation (“Temco”), incorporated in the British Virgin Islands.

•

Joint ventures and business combinations- the Company has contractual rights to earn into the following projects and joint ventures:

i.

up to 51% of a joint venture company to be formed and known as Guangdong Minco-Jinli Mining Co. Ltd. (the “Jinli JV”) - holding company for the Changkeng Gold project;

ii.

up to 80% of a joint venture company formed and known as Gansu Keyin Mining Co. Ltd. (the “Keyin JV”) - holding company for the Yangshan (Anba) Gold project and White Silver Mountain project;

iii.

up to 75% of a joint venture company to be formed and known as Gansu Minco Mining Co., Ltd. (the “Gansu JV”) - holding company for Minco-Qinqi project (formerly West Extension of Yangshan);

iv.

up to 75% of a joint venture company formed and known as Inner Mongolia Damo Mining Co. Ltd. (the “Damo JV”) - holding company for the Gobi Gold project; and

v.

up to 75% of a joint venture company formed and known as Inner Mongolia Huayu-Minco Mining Co., Ltd. (the “HYMK JV”) - holding company for the BYC Gold project.

•

Equity interests – 45.3% equity interest in Minco Silver Corporation (“Minco Silver”).

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2005 average	6.776	0.826
December 31, 2005	6.927	0.858
2006 average	7.040	0.882
December 31, 2006	6.708	0.858

Company’s Operations

The following is a discussion of the properties and projects that Minco Gold holds directly and through its subsidiaries.

Minco Gold

Changkeng Gold Project

On September 28, 2004, Minco Gold signed a 30-year joint venture contract with four other companies in Guangdong for the exploration and development of the Changkeng gold deposit in Gaoyao City of Guangdong Province, China.

Pursuant to the contract, Minco Gold and its partners will form the Jinli JV, a Sino-Foreign joint venture with a total investment of 100 million RMB (approximately $14.9 million), to explore and develop the Changkeng gold deposit. To earn a 51% equity interest in the Jinli JV, Minco Gold must contribute 51 million RMB (approximately $7.6 million) in six installments. The information for the six installments is described in detail in the MD&A for the year 2004 as filed on SEDAR at www.sedar.com.

The Jinli JV is to acquire the Changkeng exploration permit from the No. 757 Exploration Team of Guangdong Geological Exploration Bureau. The value of the exploration permit has been appraised at 33 million RMB (approximately $4.85 million) by an independent valuator, which was confirmed by the Ministry of Land and Resources of China. The Jinli JV is to pay the 33 million RMB for the exploration permit in three installments within 360 days of the issuance of the Changkeng exploration permit.  The remaining 67 million RMB committed by the partners to the Jinli JV will be used for project exploration and feasibility studies on the mine property.

In November 2006, the JV partners of Changkeng reached an agreement to change the name of the JV from Guangdong Minco-Jinli Mining Co. Ltd to Guangdong Ming-Zhong Mining Corporation (the “Ming-Zhong JV”). All the Ming-Zhong JV terms will remain the same as the original JV agreement. The application to rename the JV has been accepted by the Guangdong government and is pending government approval.

A drilling program completed late in 2004, consisting of eight drill holes, confirmed results of both the previous Chinese drilling and also the continuity of the No.1 zone towards the east and south. A proposal for a drilling program was presented to the joint venture partners in January 2006. This program consists of systematic infill drilling, which it is expected will allow up-grading of resources to the CIM “indicated” category.  The drilling program will also include holes to test for extensions of known mineralization.

The original Changkeng exploration permit, which expired in September 2006, has been renewed until September 10, 2008, and is presently held by the No. 757 Exploration Team. The Company is in the process of obtaining all the required government approvals on the Ming-Zhong JV, so that the exploration permit can be transferred to the

Ming-Zhong JV. As this may take several months, phase one drilling program at Changkeng only meets the minimum expenditure required by the Chinese Government in order to maintain the validity of the exploration license.

In 2006, the implementation of the proposed comprehensive exploration program was delayed because the government approval procedures for the Ming-Zhong JV had not been finalized in time as expected. Instead of the proposed 10,000m drilling program, Minco Gold and its JV partners organized a small exploration program to meet the minimum expenditure requirement at Changkeng in the first half of 2006.

On February 10, 2006, Minco Gold began two drill holes, ZK0103 and ZK0807 which form part of the Phase-I drilling program. ZK0103 was ended at depth of 130.95m on March 3, 2006. The silicified zone which hosts the known gold mineralization was intersected from 95.07m to 110.75m and mineralization dominated with visible pyrite was observed from 100.95m to 109m. On April 6, 2006, Hole ZK0807 was completed at depth of 269.4m. The silicified zone was intersected from 196.45m to 248.7m and visible sulphide zones were observed from 234.2m to 236.92m and from 240.85m to 245.5m. Drill core samples were collected and sent to PRA Lab in Kunming on April 22, 2006.  The results generally confirm the previous results.

Exploration plan for 2007

With the completion of all government approvals, an extensive exploration program has been planned to delineate the mineralization. It is hoped that this will expand the existing resource base, upgrade the inferred resource estimates and provide a basis metallurgical testing preparatory to initiating a feasibility study. At Changkeng, approximately 10,000 metres of infill drilling is planned to upgrade the current inferred resources to the measured and indicated categories. Geotechnical, environmental, and mining plant studies are also proposed. A pre-feasibility study will then be initiated.

The establishment of the Ming-Zhong JV and the application to transfer the title of Changkeng from No. 757 Exploration Team to the Ming-Zhong JV or Minco China are still going through various government approvals. Full implementation of the proposed exploration program will depend on how soon the approval will be finalized.

Yangshan (Anba) Gold Project

The Keyin JV signed a joint venture agreement in principal with the Gansu provincial government and two other companies in October 2003 for the exploration and development of the Anba gold property in the Yangshan gold field.  The joint venture company to be formed is referred to as the “YGM JV”. The Keyin JV has the right to earn up to 40% interest in the YGM JV through investment of approximately $3.6 million over five years. The exploration permit, valid until June 2006, is in the process of being extended and then will be transferred to the YGM JV once the definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained. The YGM JV has applied for a business license.

In April 2004, the board of directors of Keyin JV agreed to pay 3 million RMB (approximately $447,000) to a company engaged to prepare the transfer of the exploration permit to YGM JV. The Company advanced RMB 2 million (approximately $298,000) but that company was unable to fulfill all the required duties. The Company has demanded that the RMB 2 million be returned but the ability to collect this amount is uncertain and so the Company has recorded a provision for doubtful accounts, which is considered part of the exploration cost of the project.  Should these funds or any parts thereof be collected in the future, the amount will be recorded as exploration costs recovery.

The Company does not consider the Anba gold property to be a material property and no further expenditures are planned until a definitive joint venture contract has been signed and all requisite approvals for the registration of the joint venture have been obtained.

Minco-Qinqi Project (formerly West Extension of Yangshan)

Minco Gold signed a definitive joint venture contract in October 2004 with Gansu Qinqi Mining Co. Ltd. to form the Gansu JV for the exploration and development of mineral resources on three gold properties located on the Yangshan gold belt in Gansu, China. These properties are:

•

Guanniuwan

•

Hongyangou

•

Guojiagou

The total initial investment in the joint venture is 10 million RMB (approximately $1.47 million), with 75% to be contributed by Minco Gold (approximately $1.1 million).

Gansu JV is in the process of obtaining the required government approval, including a business license and exploration permit transfer for the three properties.  The documents for the exploration permit transfer have been submitted. Once the exploration permit is transferred from No. 2 Exploration Institute to Gansu Qinqi Mining Co. Ltd., the Gansu JV may start the title transfer from Gansu Qinqi Mining Co. Ltd. to Ganzu JV. At that point, the Company will proceed with the exploration program.

At Goujiagou, a soil sampling program on a 100 metre by 40 metre grid was completed in late 2004.   Sample results outlined a strong and coherent gold anomaly with coincident arsenic and antimony.  The association of arsenic and antimony with gold is noted at many of the larger sediment-hosted, disseminated gold deposits in the Qinling gold field and differentiates the Goujiagou mineralization from less significant mesothermal, shear zone related gold systems that are also present in the region.  The anomaly is about 4 kilometres long and 400 to 1,000 metres wide, based on a 40 ppb gold threshold.  This east-west trending gold anomaly is along the altered contact zone between Triassic limestone and fine-grained clastic sediments and spatially associated with an elongate granitic intrusion. Several soil samples yielded over 4 grams per tonne gold.  Follow-up trenching to test the soil anomaly encountered values of 1 to 6 g/t gold within a 7 metre long trench.  These results are very preliminary and further trenching is required to fully test the anomalous zone.

Gobi Gold Project

Minco Gold has earned a 57% interest in the Damo JV by spending approximately $1.5 million up to December 31, 2006, and can earn up to 75% interest with a total contribution of 18 million RMB (approximately $2.6 million).

Exploration plan for 2007

For the exploration year of 2007, a 2,000m drilling program has been proposed to evaluate exploration potential in areas where surface gold mineralization has been discovered in the geologically favorable terrain within the permit. The drilling program will be primarily focused on tracing the strike and dip extensions of the thick low-grade gold mineralization intersected in the previous drilling program.

BYC Gold Project

In 2003, the Company entered into a letter agreement with New Cantech Ventures Inc. (“New Cantech”) whereby New Cantech acquired two options to acquire up to a 60% interest in the Company’s BYC Gold project in Inner Mongolia, China. The first option is exercisable to acquire a 51% interest in the BYC property by issuing 500,000 common shares in the capital stock of New Cantech and by spending 12 million RMB in exploration over three years. The agreement was amended in March 2004 and in April 2005 so that New Cantech may exercise the first option by issuing to the Company 500,000 common shares in the capital stock of New Cantech and by incurring a total of 12 million RMB (approximately CDN. $1.76 million) in three installments as follows:

1)

2 million RMB (approximately $294,000) on or before March 22, 2005, which has been completed.

2)

4 million RMB (approximately $588,000) on or before March 22, 2006 of which $487,588 had been advanced as of the date of MD&A.

3)

6 million RMB (approximately $881,000) on or before March 22, 2007

The second option is exercisable to acquire a further 9% interest in the property by bringing the project to pre-feasibility stage. The BYC Gold project has all permits necessary to pursue exploration on this property.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery.

On September 28, 2006, New Cantech notified the Company that it doesn’t want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC Property.

This large property covers approximately 100 individual gold showings related to shear-hosted fracture systems within or peripheral to an elongate granite intrusion. The focus of recent exploration has been the “North Zone”, which is located on the north-west contact of the granite intrusion. Illegal local miners had removed approximately 400,000 tonnes of near surface oxide ore before being expelled by authorities. In New Cantech’s program, six diamond drill holes were drilled in 2004 aggregating 1,434.5 metres in the North Zone and its north-east projections.  Geological mapping, trenching and sampling was completed in 2004 and 2005 to supplement diamond drilling information and contribute to understanding controls on mineralization.

A diamond drill program was initiated in the fourth quarter of 2005.  This program tested new areas of mineralization exposed by illegal mining activity and follow-up on intersections from previous drilling.

On April 7, 2005, Inner Mongolia Huayu Minco Gold Co., Ltd. received two Reconnaissance Survey Exploration Permits from the Ministry of Land and Resources of China on the properties as follows:

a)

Houxiaonuqi gold property in Wulateqianqi of Inner Mongolia (Permit No. 0100000520051 expiring April 7, 2007); and

b)

Dongwufenzi gold property in Wulateqianqi of Inner Mongolia (Permit No.  0100000520052 expiring April 7, 2007).

Exploration Review:

In the field programs at BYC Gold project area in 2004 and early 2005, a structure-controlled mineralization zone was defined within the Dongwufenzi permit at the northern part of the BYC Gold project area. The mineralization zone is about 2km along strike and characterised with intersections of 1-5 g/t gold zones in numberous trenches and widespread artisanal mining pits along the zone.

A test drilling program with six holes was carried out in 2004 at the west end of the zone where the largest mining pit is located. Uncontinuous structure-controlled gold mineralization zones were intersected in five holes. Two high-grade zone of 73g/t gold over 1.5 metres and 38g/t over 1.7 metres were intersected beneath the largest artisanal pit in DH6.

Surface sampling over the artisanal mining pits at the east section of the mineralization zone was conducted by Minco geologists in May and June of 2005, and it is found that the mineralization zone at surface is generally from 2 to 6 metres in width and with grade from 1.2 to 4.98g/t gold. Results of pit sampling by Minco geologists are comparable with the previous trenching results provided by the Chinese partner.

A diamond drill program consisting of 1,323 metres was initiated in the fourth quarter of 2005 and all diamond holes were drilled.  This program was designed to test new areas of mineralization exposed by illegal mining activity to the northeast strike extension from the major artisanal pit.  In the four holes drilled in 2005, all of them intersected the 100m-wide shearing zone which hosts gold mineralization within the altered and sheared granite in the north zone. Eight gold mineralization zones were intersected within the wide shear zone, and individual gold zone is from 1.4 to 4.7m in width and contains 1 to 10.46g/t gold. It is confirmed that the gold mineralization within the shear zone extended at least for more than 2,000 metres along strike at both surface and depth.

Exploration plan for 2007

Exploration program in 2007 will consist of detailed structural geological mapping by an experienced structural specialist to identify structural controls on gold mineralization; Structural targets will be further tested by surface trenching.

Minco China

Gold Bull Mountain Gold Project

The Company has established a subsidiary company, Yuanglin Minco, for the purpose of initiating its exploration and mining activities in the major gold-producing areas in the West and Southwest Hunan province.  In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into the Gold Bull Mountain Mining License Transfer Agreement with the Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanlin Minco. As of December 31, 2006, the Company has paid a total of RMB 2,546,652 (approximately $358,400), which include a mining licence transfer fee of RMB 1,000,000 (approximately $143,000) an environmental protection fee of RMB 740,000 (approximately $104,000) and other related costs.  The acquisition was subject to due diligence that was recently completed.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was RMB 6,000,000 (approximately $852,000), which was paid as of December 31, 2006.

A business license for mineral exploration, mining and smelting was granted to Yuanling Minco by the relevant government branch of local government and it will be valid for 30 years. As of August 25, Yuanling Minco had acquired a mining permit of 0.178 km2 and an exploration permit of 16.78 km2 over the significant Gold Bull Mountain gold mineralization belt in Yuanling county, Hunan province. The mining permit was transferred to Yuanling Minco from the former state-owned Gold Bull Mountain gold mine for consideration of a payment by Yuanling Minco of RMB 1 million. The exploration permit was acquired by taking over a private mining company which holds the exploration permit for the adjacent area of the Gold Bull Mountain gold mine with a cost of RMB 6 million. The current exploration and mining permits will be valid until the middle of 2009 and renewable hereafter. Yuanling Minco and its mining and exploration permits are now totally controlled by Minco Gold.

The Gold Bull Mountain property is located in Yuanling county, Hunan province and is connected to the Yuanling county town by 40km paved road and 30km gravel road. The topography is characterized with northeast trending low rolling hills from 92 to 232m above sea level with a height difference from 100 to 140 meters. Water and power supply is sufficient for future mine production and exploration in the area.

The Gold Bull Mountain gold mineralization belt is located at the northeast section of the Xuefeng (Snow Mountain) metallogenic belt which hosts the most important gold and antimony deposits in the west and southwest Hunan province. The northeast trending Gold Bull Mountain gold mineralization belt is about 6 kilometers to the northwest direction of the large-sized Xiangxi Gold-Antimony-Tunston mine which occurs in a parallel mineralization zone.

Exploration Programs in 2006

Since August 2006, Minco Gold geologists have carried out a comprehensive investigation program consisted of underground surveying, mapping and sampling of accessible portions of the mine on the mining permit and a reconnaissance investigation over the exploration permit. Investigation was focused on Zone II and four major veins within the central section have been identified. The total strike length of the recognizable major vein zone is about 350m in the mining permit. The average grade of the 71 channel samples is 9.87g/t with an average thickness of 0.7m.

Exploration plan for 2007

The major objective of exploration activities in 2007 is to further delineate and expand gold resource within the Gold Bull Mountain mining permit and to evaluate exploration potential within the exploration permit. Exploration programs consist of:

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Underground development and 80mX50m grid drilling to delineate the mineable gold reserve from level 150m to level -100m within the mining permit;

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Sketch mapping program over the Gold Bull Mountain exploration permit, investigating and sampling all the available mine openings, trenches, and prospect pits; rehabilitating the most interesting mine workings; trenching over the geologically favorable sections identified in the mapping program.

Drilling and underground development programs were initiated in early January 2007. Three drill rigs are in operation at the GBM camp.

Gansu Longnan Properties

Minco Gold’s wholly-owned subsidiary, Minco China, presently holds 13 exploration permits in the Longnan region of south Gansu Province in China. The Longnan region is within the southwest Qinling gold field. The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

(1)

Yangshan: including six exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area; potential for gold.

(2)

Yejiaba: including four exploration permits adjacent to Guojiagou exploration permit; potential for gold and antimony.

(3)

Xicheng East: including three exploration permits to the east extension of the fdamous Xicheng Pb-Zn mineralization belt; potential for gold, silver, lead and zinc.

All these thirteen exploration permits are located over regional geochemical gold anomalies with host rocks and structure similar to that at Anba and other gold deposits in the region.

In August 2005, the Company initiated a semi-regional stream sediment geochemical survey within the six Yangshan permits, four Yejiaba (previously called Guojiagou) permits, and three Xicheng East permits.  The survey covered approximately 913 km2 and involved collection of 3,036 stream sediment samples from active drainages at a density of approximately 3 to 4 samples per km2.  Fractions from -20 to +60 mesh of each sample were prepared at the field camp and all the prepared samples were sent to the Central Laboratory at the Institute of Geophysical and Geochemical Exploration in Langfang for analysis of Au, Ag, As. Sb, Bi, Cu, Pb, Zn, W , Mo, Ba and Hg. All of the assay data of the samples were received in middle January 2006. Minco geologists have completed data compilation and prepared an exploration proposal for the coming field season. 20 geochemical Au, As, Sb and Ag anomalies were delineated in the famous Yangshan gold trend, 12 geochemical anomalies in Yejiaba area and 11 anomalies in the Xicheng East area. Among these the 10 most significant anomalies characterized with high overlapped and continuous Au, As, Sb values have been identified at the geologically favorable terrains in the Yangshan, Xicheng East and Yejiaba permits. Exploration programs in 2006 have been focused in following up these most significant anomalies by infill sampling, sketch mapping, and trenching. It is expect that several drilling targets will be generated by the end of 2006.

Reconnaissance investigation over the semi-regional geochemical anomalies was initiated in late March 2006 and significant mineral occurrences of gold, silver, antimony, lead and zinc have been discovered during the preliminary follow-up. Current exploration activities at Longnan region have been mainly focused on sketch mapping, grid and infill soil sampling and trenching in and around the discovered mineral occurrences.

Exploration program in 2006:

Up to middle December, 2006, three phases of exploration programs were completed in the Longnan project area.

•

Phase I Program:

Ten of the most significant multi-element anomalies in the favourable geological terrains were selected for a reconnaissance follow up by Minco geologists from late March to early May as Phase I program in 2006. The Phase-I program was focused on the reconnaissance investigation of the availability of favorable geology and the repeatability of the geochemical anomalies at the selected major semi-regional geochemical anomalies sparsely distributed over the 1100 km2 project area. Field work at this stage has included sketch mapping and sampling along traverse lines across the selected anomalous areas and infill sampling along selected anomalous drainages. Significant evidence of gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas.

•

Phase II Program:

The Phase II program at Longnan project area was initiated in early June 2006 on the basis of the results and discoveries from the Phase I program. The Phase II program has been focused in the Yangshan sub-project area, including (1) sketch mapping at the 12 km2 Yuezhao area where a gold occurrences was discovered in Phase I program, (2) soil sampling along drainage at the 42 km2 Yangshanli area where the largest and strongest Au, As and Sb anomalies were delineated with  stream sediment sampling, and (3) reconnaissance investigation of the unchecked geochemical anomalies located in geologically favourable terrains in the Yangshan sub-project area. It has been discovered that gold mineralization at an abandoned tiny pit at the Yuezhao gold occurrence is more than 10 meters in width and contains 1 to 7.3g/t Au. The mineralization zone can be traced for about 1000 meters along strike in the Yuezhao area. Peak values of 0.1 to 0.7g/t Au were detected in quite a few soil samples in the Yangshanli survey area.

•

Phase III Program:

The Phase III program was organised in the middle September 2006. The on-going Phase III program includes 110 km2 drainage soil sampling at density of about 50 samples per square kilometers in the Yangshan, Yejiaba and Xicheng East sub-project areas, 24km2 grid soil sampling at density of 125 samples per square kilometer and sketch mapping over major geochemical gold anomalies in the Yejiaba and Xicheng East sub-project areas, detailed mapping, trenching and sampling at the Yuezhao gold occurrence and the Yangshanli multi-element geochemical anomaly at the Yangshan sub-project area.

Two ore bodies, ZT-1 of 840m in length and ZT-2 of 400m in length, have been delineated by surface trenching over the south zone at the south mineralization zone of the Yuezhao occurrence. Intersections of gold mineralization in trenches vary from 1.4g/t to 10.6g/t Au in grade and from 0.89m to 7.13m in width.

Nine composite Au-As-Sb-Ag anomlies have been delineated in the Yangshanli area and peak values from 0.1 to 0.8g/t Au have been detected in soil samples in most of these soil anomalies. Five alteration and mineralization zones characterized with structural breccia, chloritization, silification, pyritization and limonitization and anomalous gold from 0.1 to 0.65g/t Au in silty phyllite and phyllite within the delineated gold anomalies. Preliminary following up for the area where peak value of 0.8g/t Au was detected in soil has defined an alteration zone of 400m in length and more than 10 meters in width. A gold mineralization zone of 200m in length and 1 to 2m in width with grade from 1 to 3g/t Au was further delineated within the alteration zone.

In the Chachashi area of the Xicheng East sub-project area, a significant anomalous zone of 1000m in length and 400m in width was contoured with a threshold of 0.5g/t Ag in soil samples at the contact zone between granite intrusion and Proterozoic metamorphosed siltstone and sandstone.  12 soil samples within the anomaly contain 5 to 15g/t Ag and 0.1% Pb and Zn.

Exploration plan for 2007

An aggressive trenching and drilling program has been proposed over the Yuezhao and the Yangshanli areas in the Yangshan sub-project area and the Chengjiagou and the Chachashi areas in the Xicheng East sub-project area in 2007. Following up for the significant regional stream sediment anomalies will also be continued over all the three sub-project areas. Field work will begin in late March and drilling at Yuezhao will be initiated in late April 2007.

Minco Base Metals

Corporate Overview

Minco Base Metals was formed in 2004 to hold and develop the Company’s base metal projects. To date, the necessary transfers have not been made, but it is intended that Minco Gold’s interest in the White Silver Mountain project will be transferred into Minco Base Metals along with any other base metal assets that the Company acquires.

White Silver Mountain

The Gansu Keyin Mining Co. Ltd. is the operator of the White Silver Mountain project, which will be assigned to Minco Base Metals. Minco Gold has a 61% earned interest in the White Silver Mountain project. The Xiaotieshan mine, owned by the Baiyin Nonferrous Metals Company is currently producing from the upper portion of the deposit. The entire mining and processing infrastructure is in place and, therefore, the Company will not require extensive capital expenditures and incremental costs for development will be correspondingly low. The ore shoots are open at depth and further work is required to test these limits. The White Silver Mountain project is fully-licensed.  Minco Gold can earn up to an 80% interest in the White Silver Mountain project by spending a further 20 million RMB (approximately $2.9 million).

At this stage, the lack of underground drilling equipment in China necessitates use of Minco’s underground drilling unit.  This unit has returned to the project site and plans have been made to complete maintenance on the drill prior to mobilization underground.

The White Silver Mountain Property is a “massive sulphide” deposit containing important values of copper, zinc and lead with gold, and silver values.

On January 31, 2007, the Company announced that it intends to proceed with a reorganization and spin-off of its White Silver Mountain Project to Minco Base Metals Corporation (“Minco Base Metals”) with the intention to build a strong base metals company in China. It is anticipated that Minco Base Metals will seek a stock exchange listing and complete equity offerings to further develop the White Silver Mountain property and acquire additional base metals properties.

The reorganization will be subject to shareholder approval at the Company’s next Annual General Meeting & Special Meeting along with meeting certain regulatory requirements.

White Silver Mountain Project will be the prime asset of the Company's newly formed subsidiary Minco Base Metals Ltd., where the Company has a 61% earned interest in the depth extension of the producing massive sulfide Xiaotieshan Mine.

The project has potential for development within a short time frame. All of the mining and processing infrastructure is in place and incremental costs for development will be correspondingly low.

An Ordovician felsic volcanic sequence hosts all the known massive sulphide deposits in the Baiyinshan district, which contains three past producing mines and two producing mines. Exploration drilling completed between 1998 and 2001 intersected high grade massive sulphide ore bodies and demonstrated that massive sulphide bodies persist beneath the lower limits of the Xiaotieshan Mine. However, drilling was insufficient for calculating an inferred resource or to test for the extension of the eastern lens of massive sulphide. In 2007, an exploration program is planned to delineate the known mineralization beneath the Xiaotieshan Mine, including approximately 300 metres of underground drifting, development of four new drill stations, and 4,000 metres of drilling. A resource calculation will be conducted after the completion of the proposed drilling program. The Company is arranging with the mine operators access and development of the lower leads.

Investment in Minco Silver Corporation

The Company owns 14,000,000 common shares of Minco Silver that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

On December 1, 2005, Minco Silver received approval of its application to list its common shares on the Toronto Stock Exchange (“TSX”). Minco Silver’s common shares began trading on the TSX on December 2, 2005 with the trading symbol “MSV”. Minco Silver converted 10,276,000 special warrants to common shares. Minco Silver also completed its initial public offering of 920,000 common shares at a price of $1.25 per common share for gross proceeds of $1,150,000. The Company did not participate in the public offering and as a result its ownership interest decreased from approximately 100% to 56%.

On November 17, 2006, Minco Silver completed a public offering, by way of a short form prospectus, of 5,000,000 units at a price of $3.00 per common share for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each warrant is exercisable at $3.45 per share until May 17, 2008. The Company did not participate in the public offering and as a result its ownership interest decreased from approximately 55.6% to 45.5% on November 16, 2006 and reduced further to 45.3% as at December 31, 2006. Prior to November 17, 2006, the Company consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis and as a result the following assets and liabilities were deconsolidated at that date: current assets of $5,786,000 (including cash of $6,539 and short term investments of $5,578,000); property and equipment of $80,000; current liabilities of $1,175,000 and non-controlling interest of $2,985,000.

Income from Investment in Minco Silver for the years ended December 31, 2006, 2005 and 2004 is comprised of the following:

	2006	2005	2004
Dilution gain on issuance of shares by Minco Silver	$5,213,000	$2,953,000	$2,110,000
Equity loss of Minco Silver Corporation since November 17, 2006	(521,095)	-	-
Income from investment in Minco Silver	$4,691,905	$2,953,000	$2,110,000

Minco Silver’s principal business is the acquisition, exploration and development of silver dominant natural resource properties in Asia, particularly in China. This business is and will be conducted through joint ventures with Chinese governmental entities and other entities. Minco Silver’s principal property is the Fuwan Property located in Guangdong Province, China.

Minco Silver’s objective is to explore and develop the Fuwan Property with a view to commencing commercial mining operations on the property. Minco Silver will also be seeking to identify new silver projects in China for possible exploration and development by way of joint ventures or other forms.

As of December 31, 2006, Minco Silver had current assets of $20,564,000, property and equipment of $80,000, current liabilities of $1,824,000 and shareholders equity of $18,820,000. Minco Silver incurred exploration costs of $758,000, administration costs of $493,000 and a loss of $1,145,000 during the period from November 17, 2006 to December 31, 2006.

For further information on the operations and properties of Minco Silver, please see that company’s documents filed at http://www.sedar.com/.

New accounting pronouncements

Financial Instruments – Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments– Recognition and Measurement”, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income”, and section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company maintains internal controls over financial reporting designed to provide reasonable assurance regarding the completeness and reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP”). The Company has in place polices and procedures regarding the maintenance of records to ensure they are complete and accurate and fairly reflect the transactions of the Company and provide reasonable assurance that only authorized expenditures and asset dispositions are undertaken.

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met.

Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China. The accounting staff in China prepares financial statements in accordance with the requirements in China and not in accordance with Canadian GAAP. The accounting staff in Canada has bilingual language abilities (English and Chinese) and oversees the operations in China to ensure the adjustments required to present the financial statements of the operations in accordance with Canadian GAAP are identified, however, the limited staff resources, the time difference and the geographical distances between its head office and operations in China creates some challenges. The Company intends to hire a knowledgeable, bilingual staff member in China who will devote a substantial amount of time and effort to ensure Canadian reporting and compliance matters are addressed in China.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this MD&A, management of the Company, with the participation of the

Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian Securities Laws. Based on that evaluation, of the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time period specified by those laws and that material information is accumulated to management of the Company including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Selected Annual Information

Selected annual financial data for 2006, 2005 and 2004 are as follows:

	2006	2005	2004
Interest and sundry income	$673,631	$475,575	$318,424
Net loss
• as originally disclosed	$(1,589,462)	$(1,013,541)	$(2,971,662)
• as restated (Note)	$(1,589,462)	$(1,013,541)	$(861,662)
Net loss per share – basic and diluted
• as originally disclosed	$(0.04)	$(0.03)	$(0.10)
• as restated (Note)	$(0.04)	$(0.03)	$(0.03)
Total assets	$19,584,528	$18,643,798	$13,025,691
Total long-term financial liabilities	$ -	$ 460,000	$ -
Cash dividends declared	$ -	$ -	$ -

In 2006, the Company’s activities focused on the exploration programs of Longnan project, Gold Bull Mountain project and Fuwan Silver project. The Company spent exploration costs of $416,000, $192,000 and $943,000 on such project, respectively.

In July 2006, Minco China through its wholly owned subsidiary Yuanling Minco acquired Mining License on Gold Bull Mountain Project with the payment of $358,000. On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. During the year ended December 31, 2006, the Company spent $192,000 exploration costs on this project.

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was $852,000 (RMB 6,000,000), which was paid as of December 31, 2006.

On November 17, 2006, Minco Silver completed a public offering, The Company did not participate in the public offering and as a result its ownership interest decreased from approximately 55.6% to 45.5%. Prior to November 17, 2006, the Company consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis.

In 2005, the Company’s activities focused on the exploration programs of the Fuwan silver project and the Minco-Qinqi three gold properties, which was formerly called West Extension of Yangshan. In 2005, the Company spent $207,699 on the Minco-Qinqi project.

As of December 31, 2005, Minco Silver also accrued the remaining instalments due in relation to the acquisition of the Fuwan Exploration Permit amounting to approximately $920,000 (RMB6,198,000) payable in two equal instalments in 2006 and 2007.

In 2004, the Company’s activities focused on the exploration programs of the three gold properties on the Yangshan West Extension as well as Yangshan Anba and Changkeng. In 2004, the Company spent $213,797 on the Yangshan West Extension properties; $380,800 on the Changkeng property and $154,046 on the Yangshan Anba properties.

The increase in the Company’s total assets in 2004 and 2005 is principally due to funds generated from the sale of securities and largely represents cash and short term investments held to fund future operations.

Results of Operations

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the following discussion, financial amounts have been rounded to the nearest thousand dollars or RMB, as applicable. For comparison, the Company's results of operations for the year from 2006 to 2005 are included.

As discussed above, prior to November 17, 2006, the Company consolidated the accounts of Minco Silver. Effective November 17, 2006, the Company commenced accounting for its investment in Minco Silver on an equity basis

Exploration Costs

For the year 2006, gross exploration costs totaled $3,017,000 compared to $3,069,000 in 2005. Over the 12 month period, ended December 31, 2006, the Company expensed $2,563,000 (2005: $2,731,000) and recovered $95,000 (2005: $338,000).

	2006	2005	2004
Gansu
• White Silver Mountain	27,852	$64,210	$11,241
• Yangshan, Anba	4,209	319,226	110,235
• Minco-Qinqi (formerly Western Extension of Yangshan)	20,088	207,699	213,797
• Longnan	416,215	81,169	-
Inner Mongolia
• Gobi Gold	11,151	15,382	96,607
• BYC	135,374	286,918	358,362

	2006	2005	2004
Guangdong
• Chengkeng	56,034	89,884	380,800
• Fuwan	943,206	2,004,354	86,938
Hunan
• Gold Bull Mountain	1,402,734	-	-
Gross exploration costs	3,016,863	3,068,842	1,257,980
Exploration cost recoveries	(95,331)	(337,674)	(480,362)
Expensed exploration permits	(852,000)	(1,739,594)
Expensed exploration costs	(1,711,132)	(991,574)	(777,618)
Capitalized mining permit costs	$ 358,400	$ -	$ -

Most of the increase in exploration costs in 2006 is due to the $1,403,000 costs on Gold Bull Mountain, which included the payment of $852,000 for exploration permit, $358,400 on acquisition of Mining License and $193,000 on exploration costs. The Company also spent $416,000 exploration costs on Longnan project and $135,000 on BYC project.

For the period during from January 1 to November 16 in 2006, Minco Silver spent $943,000 on Fuwan silver project.

a.

In July 2006, Minco China’s wholly owned subsidiary Yuanling Minco entered into a Gold Bull Mountain Mining License Transfer Agreement with Yuanling County Government.  On August 10, 2006, the Gold Bull Mountain Mining License was transferred to Yuanling Minco. In 2006, the Company has paid a total of RMB 2,546,652 (approximately $358,400).

On August 5 2006, the Company entered into a Shareholding and Enterprise Assets Transfer Agreement to acquire Huaihua Tiancheng in order to obtain exploration permits for the areas around the Gold Bull Mountain mining licensed area. The acquisition price was RMB 6,000,000 (approximately $852,000), which was paid as of December 31, 2006.

b.

On September 28, 2006, New Cantech notified the Company that it did not want to proceed with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its rights and interest in and to the BYC project.

As of September 28, 2006, New Cantech has spent $781,588 on geophysical and geochemical surveys, geology and drill holes. In the period ended September 28, 2006, the direct costs and management fees incurred on the BYC project totalled $95,331 (2005: 286,918, 2004: $358,362, 2003: $40,977), which were repaid by New Cantech.

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

As of December 31, 2006, the Company committed to pay $50,000 (approximately RMB339,000) for Longnan drilling programs.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. Minco Gold and Minco Silver share its Vancouver and China offices. Minco Gold allocates a portion of salaries, rent and office administration expenses at cost to Minco Silver.

In the year ended December 31, 2006, the Company spent a total of $5,792,000 on administrative expenses compared to $2,858,000 in 2005. Of these expenses, $2,820,000 was non-cash stock based compensation expenses compared to $374,000 in the same period of 2005.

Minco Silver increased its operating activity after its public listing on the TSX on December 1, 2005; in March 2006, Minco China set up a new branch office in Gansu which is mainly responsible for Gansu-Longnan properties. Minco China also set up a new wholly-owned subsidiary Yuanling Minco in July 2006 and acquired Huaihua Tiancheng in August 2006. Many expenses such as office and miscellaneous, rent and telephone increased accordingly. Changes in other significant expenses were:

•

Personnel costs (comprising salaries, benefits and consulting fees) for the year ended December 31, 2006 were $813,000, compared to $613,000 in 2005. The increase is a result of more operating activity after Minco Silver’s public listing. In addition, in late 2005 and early 2006, the Company recruited several senior level employees in Canada and China, including a CFO, a VP Corporate Development and investor relations manager. The Company expects that salaries expense will increase further in coming periods as it hires additional employees in and China, a VP Exploration for all projects and a VP Operations to manage the development of the Fuwan property.

•

Following Minco Silver’s public listing, the Company undertook investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities. As a result, the Company incurred investor relations expense of $843,000 in the year ended December 31, 2006 compared to $453,000 in 2005. The Company retained the services of several investor relations groups, including Boardmarker Consultancy Group, O&M Partners LLC, K Crew Communications Inc., etc.

•

For the year ended December 31, 2006, the Company incurred a foreign exchange gain of $237,000 as a result of an increase in the Canadian dollar value of its RMB-denominated net assets, as compared to a loss of $10,000 in 2005.

•

The Company recorded $2,820,000 stock based compensation in 2006, of which $1,432,000 (2005: $323,000) related to Minco Gold and $1,388,000 (2005: $51,000) related to Minco Silver. The increase in this expense was attributable to higher vesting of stock options in the year, which in turn resulted in an increased fair value of stock options.

In 2006, Minco Gold granted 2,197,000 stock options to its directors, officers, employees and consultants at the price range from $1.43 to $2.55 per share. Minco Gold recorded $1,432,000 of stock based compensation expense in 2006 (2005 - $323,000).

In 2006, Minco Silver granted 725,000 stock options to its directors, officers, employees and consultants at the price range from $2.80 to $3.67 per share. The Company recorded $1,388,000 of stock based compensation expense prior November 17, 2006 (2005 - $51,000).

Dilution Gain

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005, the IPO in December 2005 and the November 17, 2006 offering and Over-allotment issuance on December 1, 2006, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7%, 55.6%, 45.5% and 45.3%, respectively.

In 2006, the Company recorded a dilution gain of $5,213,000 as the change in the non-controlling interest of its investment in Minco Silver, and recorded dilution gains of $2,953,000 in 2005 and $2,110,000 in 2004.

Interest and Sundry Income

To date the Company has been in the exploration stage and has not earned significant revenue other than interest income, office sublease income, drilling tools rental income and management fees. In the year ended December 31, 2006, interest and sundry income was $674,000 compared to $476,000 in 2005. The 2006 increase was mainly due to increased balances invested, although yields have risen in the last year. Interest income increased to $578,000 in 2006 from $389,000 in 2005; management fees and rental income decreased from $86,000 in 2005 to $58,000 in 2006. The Company also recorded short-term investment income of $38,000 from the sale of 80,000 common shares of New Cantech (2005 - $ nil).

As at December 31, 2006, short-term investments consisted of: short term fixed deposits, cashable guaranteed investment certificates; three bonds issued by the Canadian government (maturing from September 15, 2008 to April 1, 2015); a Canadian government treasury bill (maturing on April 5, 2007), and 420,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares. The market value of the shares was $277,000 on December 31, 2006.

At December 31, 2006, the yields on the short-term investments were between 1.08% and 4.35% per year (December 31, 2005 – 1.71% to 4.3%).

As at December 31, 2005, short-term investments consisted of: cashable guaranteed investment certificates issued by one of the large Canadian banks; a Canadian government treasury bill maturing on May 18, 2006; four bonds issued by the Canadian government (maturing from September 15, 2008 to April 01, 2015); and 500,000 shares of New Cantech Venture Inc. (“New Cantech”) common shares. The market value of the shares was $75,000 on December 31, 2005.

Financial Position

Since the Company’s last year end on December 31, 2005, the Company’s total assets have changed from $18,644,000 to $19,585,000 at December 31, 2006

Fourth Quarter

Exploration costs in the fourth quarter of 2006 were $515,000 compared to $404,000 in the fourth quarter of 2005. In 2006, there were more exploration activities in the year as a whole, especially on the Gold Bull Mountain, Longnan and Fuwan silver project.

Total administrative expenses for the fourth quarter of 2006 were $2,239,000 compared to $975,000 in the same period of 2005 and $766,000 for the same period in 2004. Some administrative expenses such as salaries, investor relations expenses, and office and miscellaneous increased in this quarter compared to the same period last year since the Company level of activity was generally greater due to the higher lever of business activity in 2006. The Company hired more employees and consultants in 2006 than in 2005. An increase in administrative expenses compared to the third quarter also reflected the greater level of activity and, in particular, professional fees and investor relations costs. The increase of losses in the current quarter was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year. The increase in this expense was attributable to higher vesting of stock options in the year, which in turn resulted in an increased fair value of stock options.

Interest and sundry income for the fourth quarter was $173,000, compared to $293,000 recorded in the fourth quarter of 2005. The decrease in the current quarter is partially due to the Company only recording Minco Silver’s interest income through November 16, 2006. The increase over 2004 related to the Company having more funds on hand in 2005 following Minco Gold’s private placement and Minco Silver’s special warrant offerings and IPO.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters:

		2006			2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest and sundry income	$ 173,201	$ 179,545	$ 194,884	$ 126,001	$ 293,269	$ 49,829	$ 62,509	$ 69,968
Net income (loss)-as reported	2,506,835	(2,170,137)	(963,757)	(962,265)	(1,481,107)	(971,812)	1,870,158	(650,374)
Net income (loss)-as restated (1)	3,078,835	(2,170,137)	(1,280,757)	(1,217,265)	(1,481,107)	(971,812)	1,870,158	(650,374)
Net income (loss) per share – basic and diluted-as reported	0.06	(0.05)	(0.02)	(0.02)	(0.04)	(0.03)	0.05	(0.02)
Net income (loss) per share – basic and diluted-as restated	0.07	(0.05)	(0.03)	(0.03)	(0.04)	(0.03)	0.05	(0.02)

(1)

The Company refined the calculation of the stock based compensation expense in the fourth quarter of 2006 to refect changes in the expected stock price volatility and risk- free interest rate. As a result of these refinements, the stock based compensation expense and net loss for the first and second quarters of 2006 have been increased by $255K and $317K, respectively.

During the most recent eight quarters, the Company had no discontinued operations or extraordinary items.

Some period-to-period fluctuations are the result of specific exploration initiatives.

In the last quarter of 2006, the Company generated a dilution gain of $5,213,000 on November 16, 2006 on the issuance of shares by Minco Silver pursuant to a short form prospectus and recorded equity loss on investment in Minco Silver of $521,000.

In the fourth quarter of 2006, the loss increased compared to the same period of 2005, y due primarily to more exploration activities, especially on the Gold Bull Mountain, Fuwan and Longnan projects. The increased loss was also due to the increase of stock based compensation from $78,000 in the fourth quarter of 2005 to $1,018,000 in the same period of this year.

In the first three quarters of 2006, the loss reflected drilling activities and higher administrative costs following Minco Silver’s public listing and Minco China Gansu branch’s setup.

In the third quarter of 2006, the Company’s losses were increased, which were mainly due to more exploration activities on Fuwan silver project and Longnan project and the acquisition of Gold Bull Mountain extension exploration permits. $494,000 and $74,000 exploration costs were spent on Fuwan project and Longnan projects, respectively, and $852,000 was paid to get the exploration permits on the Gold Bull Mountain extension.

Compared to the same period of last year, in the third quarter of 2006, the Company also undertook more investor relations initiatives for both Minco Gold and Minco Silver. The Company increased investor relations initiatives by attending more investment conferences and experienced higher printing costs related to IR activities.

In 2005, the Company recorded a dilution gain of $2,953,000 in the second quarter as the change in the non-controlling interest of its investment in Minco Silver, and $2,110,000 dilution gain in the fourth quarter of 2004.

In the fourth quarter of 2005, the losses were increased compared to the same period of last year, which was primarily due to more exploration activities, especially on the Fuwan project and Longnan project, and the write off of 2 million RMB (approximately $295,000) as disclosed above. The increases in loss were partially offset by increases in interest and sundry income. The interest and sundry income increase was primarily due to the increase of investment principal and interest rates.

With the issuance of Minco Silver’s special warrants in November 2004 and May 2005 and the initial public offering in December 2005, the Company’s ownership percentage in Minco Silver was reduced from 100% to 70%, 57.7% and 55.5%, respectively.

Compared to the second quarter of 2005, there are no major changes in the third quarter of 2005 except some activities related to Minco Silver. In the second quarter of 2005, Fuwan Exploration Permit for Reconnaissance Survey was transferred by No. 757 Exploration Team to Minco China. Minco China holds the Exploration Permit on behalf of Minco Silver. A technical report in accordance with NI 43-101 for Fuwan property was finalized on September 30, 2005. The administrative expenses increase in the third quarter of 2005 was mainly related to the preparation of an initial public offering by Minco Silver. A technical report in accordance with NI 43-101 for the Fuwan Silver Project was finalized on September 30, 2005. In October 2005, Minco Silver paid 1.5 million RMB (approximately $220,600) to No. 757 Geo-Exploration Team for the three exploration permits acquired on April 7, 2005 on behalf of Minco Silver.

In the second quarter of 2005, exploration activities slowed down compared to 2004 as some of the Company’s properties are in the process of transferring exploration permits. Once the exploration permits are transferred, exploration activities will commence.  Also, administrative expenses decreased due to the significant declines in foreign exchange loss and stock based compensation.

The net loss decreased in the first quarter of 2005 as exploration activities slowed over the winter and in particular due to the Chinese New Year holidays. Project exploration and the joint ventures’ offices in China were closed for about two weeks.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues and relies on equity financing for its working capital requirements to fund its exploration, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Operating Activities

In 2006, the Company used cash of $5,387,000 to support operating activities compared to $3,530,000 in 2005.  The net loss in 2006 was $1,589,000. In order to reconcile the loss to cash flows, it is necessary to eliminate non-cash expenses, such as amortization of $52,000, stock-based compensation of $2,820,000 and equity loss on investment in Minco Silver of $521,000. In addition, certain other operating items did not generate cash including a dilution gain of $5,213,000, write up of short-term investements $19,000 and the minority non-controlling interest in the loss of $1,382,000. It’s also necessary to consider cash used or generated by non-cash working capital items. In aggregate, non-cash working capital used cash of $577,000.

Financing Activities

In 2006, the Company generated cash of $4,940,000 from financing activities, compared to $9,343,000 in 2005. The 2006 financing included issuance of common shares in Minco Gold, which generated $4,853,000, including exercise of options $1,130,000 and exercise of warrants $3,723,000.

During the period from January 1, to November 16, 2006, Minco Silver generated a total of $87,000 from the issuance of common shares by exercise of warrants.

Investing Activities

In the year ended December 31, 2006, the Company used $185,000 in investing activities compared to $5,439,000 in 2005. In the current year there was an increase of  $133,000 in the cash advanced from Minco China to Minco Silver, $358,000 was used in purchasing the Gold Bull Mountain Mining License, and $222,000 was spent to purchase new equipment and capital assets. The Company generated cash of $535,000 from short-term investments.

Available Resources

The Company’s cash and short-term investment balance at December 31, 2006 amounted to $11,171,000, which is sufficient to fund the Company’s operations and exploration activities for at least 12 months.

Share Capital

The Company has shares held in escrow as follows:

(1)

Minco Gold:

As at December 31, 2006, 759,030 (December 31, 2005 – 1,518,058) of the shares issued were held in escrow. Under the original escrow agreement, 4,880,000 escrow shares were to be released based on Minco Gold’s expenditures on exploration and development of a particular resource property. In July 2005, Minco Gold released 1,473,264 escrow shares based on exploration expenditures. In June 2005, Minco Gold’s shareholders approved a new escrow agreement that will result in the remaining 1,518,058 escrow shares being released over a period of 18 months on a time release basis: (a) 379,514 escrow shares on December 31, 2005; (b) 379,514 escrow shares on July 1, 2006; (c) 379,514 escrow shares on December 31, 2006 (the release was not effected until January 2007); and (d) 379,516 escrow shares on July 1, 2007.

(2)

Minco Silver:

In October 2005, Minco Silver, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed

Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of Minco Silver’s shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at December 31, 2006, 4,797,500 common shares were still in escrow.

Contractual Obligations

(a)

The Company has commitments in respect of office leases requiring minimum payments of $2,566,206, as follows:

2007	318,282
2008	276,213
2009	291,619
2010	296,258
2011	311,850
2012	317,048
2013	332,640
2014	337,838
2015	84,458
$ 2,566,206

The Company has entered into sub-lease agreements for a portion of its leased premises.

(b)

Minco Gold also conditionally committed to payments of up to $12,338,521 in respect of joint venture investments and mineral property development.

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Jinli (1) (also known as Changkeng)	$ 7,602,862	$3,071,556	$729,875	$3,801,431	$ -
YGM (2)	3,577,818	-	3,577,818	-	-
Minco-Qinqi (formerly Yangshan West Extension) (3)	1,118,068	1,118,068	-	-	-
Longnan exploration commitments (4)	50,483	50,483
Total	$12,349,231	$4,240,107	$4,307,693	$3,801,431	$ -

Notes:

a.

Costs of exploration permits and investment commitments in accordance with the Jinli JV Contract dated September 28, 2004;

b.

Costs of exploration permits and investment commitments in accordance with the YGM Contract dated October 29, 2003;

c.

Costs of exploration permits and investment commitments in accordance with the Gansu JV Contract dated March 1, 2004;

d.

Commitment of RMB 338,640 (approximately $50,483) to be paid on Longnan exploration program.

(c)

The Teck-Cominco Agreements

The Company entered into agreements with Teck Cominco Limited (“Teck Cominco”) on February 19, 1996 and February 20, 1996 (collectively the “Teck-Cominco Agreements”). Pursuant to the terms of the Teck-Cominco Agreements, Tech Cominco has an ongoing right of first refusal on the disposition of the Company’s property interests until April 2007.

Transactions with Related Parties

a.

The Company incurred the following fees to its directors or corporations controlled by its directors:

	2006	2005	2004

Exploration costs	$ 206,680	$ 104,175	$ 104,650
Management fees	121,410	16,115	23,578
Property investigation	70,510	47,820	28,172
Investor relations	17,775	96,105	85,000
Director's fees	93,250	2,875	7,250
	$ 509,625	$ 267,090	$ 248,650

b.

Receivables of $86,238 (December 31, 2005 - $89,606) are due from five (2005: three) companies related by two common directors. $14,766 has been received subsequent to December 31, 2006.

At December 31, 2006, the Company also has $363,889 (December 31, 2005 -$141,479) due from Minco Silver in respect of shared office expenses of $279,329 (December 31, 2005 – $118,020), rent of $13,584 (December 31, 2005 – $0) and exploration expenses for the Fuwan Property of $70,976 (December 31, 2005 – $23,459). The amount is unsecured, non-interst bearing and repayable on demand The amount wasrepaid subsequent to the period end.

At December 31, 2006, Minco China also has a due from balance of $442,404 (December 31, 2005 – $119,237) from Minco Silver in relation to expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses paid by Minco China on behalf of Minco Silver. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

c.

The Company and Minco Silver (“Minco Group”) have entered into a strategic alliance with Silver Standard Resources Ltd. (“Silver Standard”), a company that is a shareholder of Minco Silver and which is related by two common directors. The agreement provides that all silver-dominant properties of the Minco Group located in China will be held by Minco Silver and that Silver Standard will not actively explore for or seek out silver-dominant properties located in China. In addition, both the Minco Group and Silver Standard have agreed to offer to the other a first right of refusal on any silver-dominant properties in China brought to their attention which they do not intend to pursue.

d.

In 2003, the Company entered into a letter agreement with New Cantech, which is related by one common director.

Pursuant to the terms of the agreement on the BYC project in Inner Mongolia, the Company received, from New Cantech, 100,000 common shares at $0.21 per share for $21,000 and 50,000 common shares at $0.30 per share for $15,000 in 2005.  In 2004, the Company received 250,000 common shares at $0.34 per share for a total of $85,000 and 100,000 common shares at $0.37 per share for a total of $37,000. The aggregate value of these shares at the date of issue ($158,000) has been recorded as an exploration cost recovery in prior years.

On September 28, 2006, New Cantech notified the Company that it doesn’t want to proceed further with the BYC Option, and the two parties signed a termination agreement on October 3, 2006. Pursuant to the BYC Option Agreement, New Cantech reconveyed to the Company all of its right and interest in and to the BYC Property.

The above transactions were conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements except through its joint ventures. As disclosed elsewhere in this management’s discussion and analysis, the Company has certain obligations which must be met to earn an interest in the allocation of any future profits that may be generated from the joint ventures.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

Effective January 1, 2004, the Company adopted the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

As permitted by this Handbook section, the Company applied this change retroactively, without restatement, for options granted after January 1, 2002.  As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $154,300 relating to options granted in 2002 and 2003. The Company recorded $374,249 in the year ended December 31, 2005 as stock-based compensation and credited these amounts to contributed surplus or, in the case of stock options issued by Minco Silver, non-controlling interest.

Financial Instruments and Other Instruments

Fair value - The fair values of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities approximates their carrying values due to the short-term nature of these financial instruments.

Exchange risk - The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments.

Credit risk - The Company generally places its short-term investment funds with government and Canadian bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Outstanding Share Data

Minco Gold has an authorized capital of 100 million common shares with no par value. As at December 31, 2006, Minco Gold had 42,865,219 common shares outstanding compared to 38,633,992 common shares outstanding at December 31, 2005.

As at December 31, 2006, Minco Gold has 580,500 share purchase warrants outstanding exercisable at $2.00 per share expires on July 21, 2007. Minco Silver has 167,900 broker warrants outstanding exercisable at $1.25 per share during the first twelve months of the term expiring December 1, 2006 and at a price of $1.50 per share during the last six months of the term expiring May 31, 2007.

As at December 31, 2006, Minco Gold has 2,945,334 stock options outstanding, exercisable at varying prices between $0.20 and $2.55 per share; Minco Silver has 3,113,333 stock options outstanding, exercisable at the price range from of $1.25 to $3.67 per share.

At the date of this management’s discussion and analysis, Minco Gold has 42,865,219 common shares, 2,698,667 stock options, and 580,500 share purchase warrants outstanding, for a total of 46,144,386 fully diluted common shares outstanding.

At the date of this management’s discussion and analysis, Minco Silver has 30,895,900 common shares, 2,940,000 stock options, 167,900 broker warrants and 2,875,000 warrants outstanding, for a total of 36,878,800 diluted common shares outstanding.